

March 23, 2010

Yuji Watanabe
Japan Finance Organization
  for Municipalities
Shisei Kaikan
(Municipal Research Building)
1-3 Hibiya Koen
Chiyoda-ku
Tokyo 100-0012, Japan

  **Re: Japan Finance Organization for Municipalities
          Pre-Effective Amendment No. 1 to
          Registration Statement under Schedule B
          File No. 333-162685**

Dear Mr. Watanabe:

        We have reviewed your March 11, 2009 response to our comment letter dated November 29, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Government Control and Supervision, page 2

1.   We do not think your response to our question 4 answers our question as to whether the reliability of the source of capital for JFM has changed. We were not asking about the repayment of capital contributions but rather whether local governments are a less reliable source for capital contributions than the central government of Japan. Please

answer our question.

Operations, page 2

2.   Please add your answer to our question 5 to your disclosure in the registration statement.

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3242.

Sincerely,

Mary A. Cascio
Special Counsel

Cc: Via Facsimile

Taniguchi Yoichiro, Esq.
Sandra Treusdell, Esq
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
 Japan
Fax: +81-3-3213-6470
        +81-3-3213-6140